

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2021

Scott Drake
Chief Financial Officer
Farmer Brothers Co.
1912 Farmer Brothers Drive
Northlake, Texas 76262

>   **Re: Farmer Brothers Co.**
>   **Registration Statement on Form S-3**
>   **Filed November 10, 2021**
>   **File No. 333-260973**

Dear Mr. Drake:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Gregory Herbers at 202-551-8028 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing